Exhibit 1.2

Member FINRA/SIPC

1461 Glenneyre Street, Suite D

Laguna Beach, CA 92651

Phone (866) 209-1955

June 28, 2023

EF Hutton, division of Benchmark Investment, LLC

590 Madison Avenue, Floor 39,

New York, NY 10022

Attention: Sam Fleischman, Supervisory Principal

Dear Mr. Fleischman:

Reference is made to the engagement letter, dated June 28, 2023 (the “Engagement Letter”), among American Rebel Holdings Inc. (the “Company”), Digital Offering, LLC (“DO”), as Selling Agent (the “Selling Agent”) for the Reg A+ offering of preferred stock of the Company (the “Offering”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Engagement Letter.

Reference is also made to Section 3 of the Engagement Letter, in which the Company has agreed to pay to DO a placement fee of eight and one half percent (8.5%) of the funds raised (the “Cash Fee”).

Reference is also made to the Placement Agent Agreement between and EF Hutton, division of Benchmark Investment, LLC (“EF Hutton”) and the Company dated June 27, 2023 (the “PAA”), including, the Right of First Refusal set forth in Section 9.B. of the PAA (the “ROFR”).

Accordingly, it is also understood and acknowledged between the parties hereto that EF Hutton agrees to a one time waiver of its ROFR in the PAA in connection with the Offering (as defined above), and consideration of this waiver, the Company and DO agree to pay to EF Hutton at the time of the closing of each tranche of the Offering a Cash Fee of one and three quarters percent (1.75%) of the gross proceeds raised in the Offering. The Company and DO agree that prior to executing the contemplated Selling Agency Agreement (the “SAA”) between the Company and DO, that the final unexecuted copy of the SAA will be provided to EF Hutton for their review and approval, which shall not be unreasonably withheld.

The Company and DO further agree that EF Hutton shall have no role, responsibilities or obligations in connection with the Offering, and that EF Hutton will not be named in any of the Offering materials or press releases in connection with the Offering.

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If the foregoing is in accordance with your understanding, please indicate your confirmation and acceptance by signing in the space provided below.

Very truly yours,

EF Hutton, division of Benchmark Investment, LLC

By:	/s/Sam Fleischman
Sam Fleischman Supervisory Principal

Confirmed and accepted as of the date of this letter:

Digital Offering, LLC

By:	/s/Gordon McBean
Name:	Gordon McBean
Title:	CEO

AMERICAN REBEL HOLDINGS INC.

By:	/s/Charles A. Ross Jr
Name:	Charles A. Ross, Jr.,
Title:	Chief Executive Officer

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